

December 16, 2011

<u>Via E-mail</u>
Mr. L. Bruce Jolliff
Chief Financial Officer
Advanced Medical Isotope Corporation
6208 W Okanogan Ave.
Kennewick, WA 99336

     RE: Advanced Medical Isotope Corporation
             Form 10-K for the Fiscal Year ended December 31, 2010
             Filed March 1, 2011
             File No. 0-53497

Dear Mr. Jolliff:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Rufus Decker

                  Rufus Decker
                  Accounting Branch Chief